UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)


Collectar BioSciences, Inc.

(Name of Issuer)

Common Stock, Par Value $.00001
(Title of Class of Securities)

15117F203
 (CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2014
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   15117F203
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0*
	Shares Beneficially	8.	Shared Voting Power:      2,208,186*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0*
	Person With	10.	Shared Dispositive Power:      2,208,186*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
2,208,186*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):    26.4% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse
(?Greenhouse?) and Adam C. Stettner (?Stettner?). Marxe, Greenhouse and Stettner share sole voting and investment power over 179,806 shares of Common Stock and 179,000 Warrants owned by Special Situations Cayman Fund,
L.P., 539,418 shares of Common Stock and 537,000 Warrants owned by Special Situations Fund III QP, L.P. and 422,962 shares of Common Stock and
350,000 Warrants owned by Special Situations Life Sciences Fund, L.P.  See
Items 2 and 5 of this Schedule 13D for additional information.


Item 1.	Security and Issuer.
	This schedule related to the Common Stock and Warrants of Collectar BioSciences,Inc. (the ?Issuer?). The Issuer?s principal executive officers are located at 3301 Agriculture Drive, Madison Wisconsin 53716.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?), David
M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of SSCayman LLC, the general partner of Special Situations Cayman Fund, L.P. (?Cayman?). Marxe, Greenhouse and Stettner are controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe, Greenhouse and Stettner are also members of LS
Advisers L.L.C. (?LS?), the general partner of Special Situations Life
Sciences Fund, L.P. (?SSLS?). AWM serves as the investment adviser to Cayman, SSFQP and SSLS.

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

	Mr. Marxe, Mr. Greenhouse and Mr. Stettner have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe, Mr. Greenhouse and Mr. Stettner are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 179,806 shares of Common Stock and 179,000 Warrants or 4.8% of the shares outstanding, SSFQP owns 539,418 shares of Common Stock and 537,000 Warrants or 13.7% of the shares outstanding, and SSLS owns 422,962 shares of common stock and 350,000 Warrants or 10.1% of the outstanding shares. Messrs. Marxe, Greenhouse and Stettner share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe, Greenhouse and Stettner are deemed to beneficially own a total of 1,142,186 shares of Common Stock and 1,066,000 Warrants or 26.4% of the outstanding shares.









The Following table reflects the acquisition of Common Stock and Warrants pursuant to the August 15, 2014 unwritten public offering:
A.	Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)

August 2014
179,000 cs
$3.75

 179,000 wts
$0.01

Date
Quantity
Average Price

(Sales)






B.  Special Situations Life Sciences, L.P.

Date
Quantity
Average Price

(Purchases)


August 2014
350,000 cs
$3.75

 350,000 wts
$0.01


Date

Quantity

Average Price

(Sales)





C.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)

August 2014
537,000 cs
$3.75

 537,000 wts
$0.01


Date

Quantity

Average Price

(Sales)





The following table reflects the acquisitions and dispositions by each of the Funds during the sixty days preceding the date of the event that requires the filing of this statement (each of which were effected in ordinary brokerage transactions).

No other transactions occurred within the last sixty days.

B.	Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

(Purchases)

August 2014
806 cs
$3.05




Date
Quantity
Average Price

(Sales)






B.  Special Situations Life Sciences, L.P.

Date
Quantity
Average Price

(Purchases)


August 2014
72,962 cs
$3.05





Date

Quantity

Average Price

(Sales)





C.  Special Situations Fund III QP, L.P.

Date
Quantity
Average Price

(Purchases)

August 2014
2,418 cs
$3.05





Date

Quantity

Average Price

(Sales)



Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe,
Greenhouse or Stettner and any other individual or entity.



Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.







Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 10, 2014




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



/s/ Adam C. Stettner
	Adam C. Stettner





















Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of them.






	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse



	/s/ Adam C. Stettner
	Adam C. Stettner


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